TRANSALTA CORPORATION

(the “Corporation”)

Annual and Special Meeting of Shareholders

(the “Meeting”)

April 29, 2014

REPORT OF VOTING RESULTS

NI 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

The total number of shares represented by shareholders present in person and by proxy at the Meeting was 113,288,469, representing 41.90% of the Corporation’s outstanding shares. Shareholders in attendance at the Meeting represented 72,662 shares.

1.	Election of Directors

The eleven director nominees proposed by management were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
William D. Anderson	103,485,911	94.54%	5,972,620	5.46%
Timothy W. Faithfull	104,122,599	95.13%	5,335,932	4.87%
Dawn L. Farrell	104,213,421	95.21%	5,245,110	4.79%
Alan J. Fohrer	104,447,906	95.42%	5,010,625	4.58%
Gordon D. Giffin	99,930,498	91.30%	9,528,033	8.70%
C. Kent Jespersen	100,072,012	91.42%	9,386,519	8.58%
Michael M. Kanovsky	104,392,635	95.37%	5,065,896	4.63%
Karen E. Maidment	104,402,256	95.38%	5,056,275	4.62%
Yakout Mansour	104,339,381	95.32%	5,119,150	4.68%
Georgia R. Nelson	104,322,664	95.31%	5,135,867	4.69%
Martha C. Piper	103,630,928	94.68%	5,827,603	5.32%

2.	Appointment of Auditors

The Appointment of Ernst & Young LLP to serve as the independent auditors for 2014 was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Withheld	Percent
111,689,849	98.65%	1,525,958	1.35%

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3.	Confirming Amendments and Restatement of By-law No. 1

The ordinary resolution confirming the amendments and restatement of By-law No. 1 of the Corporation was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Votes Against	Percent
104,804,677	95.75%	4,648,512	4.25%

4.	Confirming Adoption of Advance Notice By-law No. 2

The vote conducted by ballot, approved an ordinary resolution confirming a new by-law of the Corporation, By-law No. 2, adopting advance notice requirements for nomination of directors by shareholders. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
103,520,637	94.52%	5,997,094	5.48%
5.	Advisory Vote on Executive Compensation

The vote conducted by ballot, approved, on an advisory basis, management’s approach to executive compensation. The results of the ballot were as follows:

Votes For	Percent	Votes Against	Percent
100,369,641	91.65%	9,147,347	8.35%

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